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                                January 5, 2023

       Dr. Michael Davidson
       Chief Executive Officer
       NewAmsterdam Pharma Co N.V.
       Gooimeer 2-35
       1411 DC Naarden
       The Netherlands

                                                        Re: NewAmsterdam Pharma
Co N.V.
                                                            Registration
Statement on Form F-1
                                                            Filed December 20,
2022
                                                            File No. 333-268888

       Dear Dr. Michael Davidson:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement filed on December 20, 2022

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities.
   2. Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the
warrants are out the money, please disclose the likelihood that warrant holders will not
exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors,
MD&A, and use of proceeds section and disclose that cash
                                                        proceeds associated
with the exercises of the warrants are dependent on the stock price.
   3.                                                   Highlight the
significant impact that resales covered by this registration statement could
 Dr. Michael Davidson
NewAmsterdam Pharma Co N.V.
January 5, 2023
Page 2
         have on the public trading price of your securities.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 156

4. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock.
General

5. Please revise your prospectus to highlight any differences in the current trading price, the prices that the PIPE investors acquired their shares and warrants, and the price that the public security holders acquired their shares and warrants. Disclose that while the PIPE investors may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.



       Please contact Cindy Polynice at 202-551-8707 or Joe McCann at 202-551-6262 with any other questions.



FirstName LastNameDr. Michael Davidson                          Sincerely,
Comapany NameNewAmsterdam Pharma Co N.V.
                                                                Division of
Corporation Finance
January 5, 2023 Page 2                                          Office of Life
Sciences
FirstName LastName